Exhibit 99.2

X3 Holdings Co., Ltd.

PROXY FOR 2025 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 10, 2025

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS AND NOMINEES:

I. as an ordinary resolution, to approve that (i) with immediate effect upon passing, every six (6) issued and unissued ordinary shares of the Company of par value of US$8 each be consolidated into one (1) share of par value of US$8 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$40,000,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of US$8 each, consisting of 4,980,000,000 Class A ordinary shares of a par value of US$8 each and 20,000,000 Class B ordinary shares of a par value of US$8 each, to US$40,000,000,000 divided into 833,333,333 shares of par value of US$48 each, consisting of 830,000,000 Class A ordinary shares of a par value of US$48 each and 3,333,333 Class B ordinary shares of a par value of US$48 each; and (ii) all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company, but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Redemption”).

FOR	AGAINST	ABSTAIN

II. as an ordinary resolution, to approve that immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$40,000,000,000 divided into 833,333,333 shares of par value of US$48 each, consisting of 830,000,000 Class A ordinary shares of a par value of US$48 each and 3,333,333 Class B ordinary shares of a par value of US$48 each, to US$240,000,000,000 divided into 5,000,000,000 shares of par value of US$48 each, consisting of 4,996,666,667 Class A ordinary shares of a par value of US$48 each and 3,333,333 Class B ordinary shares of a par value of US$48 each, by creation of an additional 4,166,666,667 Class A ordinary shares of a nominal or par value of US$48 each (the “Share Capital Increase”).

FOR	AGAINST	ABSTAIN

III. as a special resolution, to approve that immediately following the Share Capital Increase, 16,666,667 Class A ordinary shares of the additional 4,166,666,667 authorized Class A ordinary shares be re-designated as Class B ordinary shares, such that the authorized share capital of the Company shall be changed to US$240,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$48 each; and (ii) 20,000,000 Class B ordinary shares of a par value of US$48 each (the “Share Re-designation”).

FOR	AGAINST	ABSTAIN

IV. as a special resolution, to approve that immediately following the Share Consolidation and Share Capital Increase, and subject to and conditional upon (i) an order being made by the Court confirming the Capital Reduction (as defined below) (if applicable); (ii) compliance with any condition which the Court may impose in relation to the Capital Reduction (if applicable); (iii) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act of the Cayman Islands in respect of the Capital Reduction (if applicable), the par value of each of the issued and unissued ordinary shares be reduced from US$48.00 to US$0.00003 per share by cancelling the paid-up share capital to the extent of US$47.99997 per share by way of a reduction of capital, so as to form new ordinary shares with par value of US$0.00003 each (the “Capital Reduction”) , such that the authorized share capital of the Company shall be changed to US$150,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$0.00003 each; and (ii) 20,000,000 Class B ordinary shares of a par value of US$0.00003 each.

FOR	AGAINST	ABSTAIN

V. as a special resolution, immediately upon the effectiveness of the resolutions set out at 1-4 above, to adopt the eighth amended and restated memorandum and articles of association in replace of the Company’s currently in effect seventh memorandum and articles of association to reflect the changes in connection with the Share Consolidation, the Fractional Shares Redemption, the Share Capital Increase, the Share Re-designation and the Capital Reduction (the “Eighth Amendment of Memorandum”).

FOR	AGAINST	ABSTAIN

VI. as an ordinary resolution, to grant general authorizations to the board of directors or any one director or officer of the Company to act on behalf of the Company in connection with Proposals 1 to 5.

FOR	AGAINST	ABSTAIN

VII. as an ordinary resolution, to approve resolutions with respect to any other business arising in connection with Proposals 1 to 5.

FOR	AGAINST	ABSTAIN

This Proxy is solicited on behalf of the management of X3 Holdings Co., Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater

FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Consent to electronic delivery of proxy material: __________________________(email address)

Signature of Shareholder

Signature of Joint Shareholder

Dated: